

Report of Independent Registered Public Accounting Firm

To Management and the General Partner of Mercer Allied Company, L.P.:

We have reviewed Mercer Allied Company, L.P.'s (the "Partnership") assertions, included in the accompanying Mercer Allied Company, L.P.'s exemption report, in which (1) the Partnership identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Partnership stated that it met the identified exemption provision throughout the year ended December 31, 2024 without exception. The Partnership's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

New York, NY
February 28, 2025

MERCER ALLIED COMPANY, L.P.
A GOLDMAN SACHS COMPANY

Mercer Allied Company, L.P.'s Exemption Report

Mercer Allied Company, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2024 without exception.

Mercer Allied Company, L.P.

I, Shelley Luks, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Shelley Luks

Shelley Luks
Chief Financial Officer, Treasurer

February 28, 2025

An Affiliate of The Ayco Company, L.P.
Ayco may provide tax advice to clients in accordance with its client agreement. Any advice contained in this communication, including attachments and enclosures, is intended for the sole use of the addressee and is limited to the facts and circumstances actually known to the author at the time of this writing. Certain tax matters may require you to consult with your tax counsel. You should consult with your tax preparer regarding implementation of tax advice.

Insurance services are provided by insurance agencies affiliated with Mercer Allied Company, L.P.

Mailing Address/ PO Box 15073, Albany, NY 12212-5073 Street Address/ 100 Coliseum Drive, Cohoes, NY 12047-3846
Telephone/ 518.464.2000